FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..)

Contacts: ASUR Lic. Adolfo Castro +52-55-5284-0408 acastro@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR Announces Total Passenger Traffic for August 2018

On a YoY basis, passenger traffic increased 6.3% in Mexico and 1.7% in Colombia, and decreased 6.1% in Puerto Rico

Mexico City, September 5, 2018 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that total passenger traffic for August 2018 increased 3.1% when compared to August 2017. Passenger traffic rose 6.3% in Mexico and 1.7% in Colombia, and declined 6.1% in San Juan, Puerto Rico.

This announcement reflects comparisons between August 1 through August 31, 2018 and 2017. Transit and general aviation passengers are excluded for Mexico and Colombia.

Note that the decline in passenger traffic at San Juan Airport reflects the impact of Hurricane Maria, which hit the island on September 21, 2017.

Passenger Traffic Summary
	August		% Chg	Year to date		% Chg
	2017	2018		2017	2018
Mexico	2,732,939	2,905,176	6.3	21,521,700	22,982,394	6.8
Domestic Traffic	1,383,014	1,504,479	8.8	9,558,771	10,487,408	9.7
International Traffic	1,349,925	1,400,697	3.8	11,962,929	12,494,986	4.4
San Juan, Puerto Rico	806,459	757,566	(6.1)	6,528,905	5,835,812	(10.6)
Domestic Traffic	708,060	669,280	(5.5)	5,709,695	5,198,954	(8.9)
International Traffic	98,399	88,286	(10.3)	819,210	636,858	(22.3)
Colombia	931,463	947,754	1.7	6,946,335	6,776,722	(2.4)
Domestic Traffic	802,611	807,586	0.6	6,035,806	5,735,949	(5.0)
International Traffic	128,852	140,168	8.8	910,529	1,040,773	14.3
Total Traffic	4,470,861	4,610,496	3.1	34,996,940	35,594,928	1.7
Domestic Traffic	2,893,685	2,981,345	3.0	21,304,272	21,422,311	0.6
International Traffic	1,577,176	1,629,151	3.3	13,692,668	14,172,617	3.5

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Mexico Passenger Traffic
		August		% Chg	Year to date		% Chg
		2017	2018		2017	2018
Domestic Traffic		1,383,014	1,504,479	8.8	9,558,771	10,487,408	9.7
CUN	Cancun	801,225	871,321	8.7	5,236,547	5,842,459	11.6
CZM	Cozumel	15,254	16,956	11.2	88,268	111,647	26.5
HUX	Huatulco	60,758	66,278	9.1	438,121	465,731	6.3
MID	Merida	164,618	192,640	17.0	1,270,989	1,450,230	14.1
MTT	Minatitlan	17,729	16,502	(6.9)	135,697	128,319	(5.4)
OAX	Oaxaca	74,476	75,525	1.4	506,977	553,089	9.1
TAP	Tapachula	21,176	27,243	28.7	186,542	200,146	7.3
VER	Veracruz	120,814	129,794	7.4	865,941	946,244	9.3
VSA	Villahermosa	106,964	108,220	1.2	829,689	789,543	(4.8)
International Traffic		1,349,925	1,400,697	3.8	11,962,929	12,494,986	4.4
CUN	Cancun	1,281,316	1,327,412	3.6	11,267,814	11,763,931	4.4
CZM	Cozumel	25,786	31,869	23.6	317,036	316,546	(0.2)
HUX	Huatulco	1,689	2,271	34.5	101,906	107,371	5.4
MID	Merida	19,772	18,739	(5.2)	135,400	156,052	15.3
MTT	Minatitlan	720	761	5.7	4,843	5,032	3.9
OAX	Oaxaca	9,170	10,030	9.4	51,923	67,791	30.6
TAP	Tapachula	1,391	1,430	2.8	9,980	11,248	12.7
VER	Veracruz	6,540	6,333	(3.2)	47,175	45,255	(4.1)
VSA	Villahermosa	3,541	1,852	(47.7)	26,852	21,760	(19.0)
Traffic Total Mexico		2,732,939	2,905,176	6.3	21,521,700	22,982,394	6.8
CUN	Cancun	2,082,541	2,198,733	5.6	16,504,361	17,606,390	6.7
CZM	Cozumel	41,040	48,825	19.0	405,304	428,193	5.6
HUX	Huatulco	62,447	68,549	9.8	540,027	573,102	6.1
MID	Merida	184,390	211,379	14.6	1,406,389	1,606,282	14.2
MTT	Minatitlan	18,449	17,263	(6.4)	140,540	133,351	(5.1)
OAX	Oaxaca	83,646	85,555	2.3	558,900	620,880	11.1
TAP	Tapachula	22,567	28,673	27.1	196,522	211,394	7.6
VER	Veracruz	127,354	136,127	6.9	913,116	991,499	8.6
VSA	Villahermosa	110,505	110,072	(0.4)	856,541	811,303	(5.3)

Us Passenger Traffic, San Juan Airport (LMM)
		August		% Chg	Year to date		% Chg
		2017	2018		2017	2018
SJU Total		806,459	757,566	(6.1)	6,528,905	5,835,812	(10.6)
Domestic Traffic		708,060	669,280	(5.5)	5,709,695	5,198,954	(8.9)
International Traffic		98,399	88,286	(10.3)	819,210	636,858	(22.3)

Colombia Passenger Traffic Airplan
		August		% Chg	Year to date		% Chg
		2017	2018		2017	2018
Domestic Traffic		802,611	807,586	0.6	6,035,806	5,735,949	(5.0)
MDE	Rionegro	565,445	578,328	2.3	4,278,372	4,034,820	(5.7)
EOH	Medellin	91,920	94,307	2.6	670,099	687,495	2.6
MTR	Monteria	89,475	82,366	(7.9)	659,445	599,591	(9.1)
APO	Carepa	17,485	17,147	(1.9)	136,772	128,341	(6.2)
UIB	Quibdo	31,751	28,392	(10.6)	239,376	229,899	(4.0)
CZU	Corozal	6,535	7,046	7.8	51,742	55,803	7.8
International Traffic		128,852	140,168	8.8	910,529	1,040,773	14.3
MDE	Rionegro	128,852	140,168	8.8	910,529	1,040,773	14.3
EOH	Medellin	-	-		-	-
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		931,463	947,754	1.7	6,946,335	6,776,722	(2.4)
MDE	Rionegro	694,297	718,496	3.5	5,188,901	5,075,593	(2.2)
EOH	Medellin	91,920	94,307	2.6	670,099	687,495	2.6
MTR	Monteria	89,475	82,366	(7.9)	659,445	599,591	(9.1)
APO	Carepa	17,485	17,147	(1.9)	136,772	128,341	(6.2)
UIB	Quibdo	31,751	28,392	(10.6)	239,376	229,899	(4.0)
CZU	Corozal	6,535	7,046	7.8	51,742	55,803	7.8

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About ASUR

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan’s Airport is the island’s primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. ASUR is one of the top four emerging market companies in the transportation and transportation infrastructure sector included in the Dow Jones Sustainability Emerging Markets Index (DJSI EM). For more information, visit www.asur.com.mx

- END -

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: September 2018